GOLDCORP

Park Place
Suite 3400 - 666 Burrard Street
Vancouver, BC
Canada, V6C 2X8
Telephone
(604) 696-3000
Facsimile
(604) 696-3001

Mala Noche Resources Corp.
1500, 885 West Georgia St.
Vancouver, B.C.
V6C 3E8

April 6, 2010

Dear Sirs:

Option Agreement dated May 8, 2007, as amended on August 7, 2008, between Desarrollos Mineros San Luis, S.A. de C.V. and Mala Noche Resources Corp. (the "Option Agreement")

This is to confirm our discussions regarding an amendment to the Option Agreement. All capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Option Agreement.

We also confirm that:

i) Section 4.3(a) of the Option Agreement is hereby amended to provide that on or before the fourth anniversary of the Effective Date (being May 8, 2011), MNR shall have incurred and funded Work Costs in the aggregate amount of $2,500,000;

ii) Section 4.3(b) of the Option Agreement is hereby amended to provide that on or before the fifth anniversary of the Effective Date (being May 8, 2012), MNR shall have incurred and funded Work Costs in the aggregate amount of $5,000,000 (which shall include any Work Costs made by MNR pursuant to section 4.3(a) of the Option Agreement), and;

iii) Section 9.2 of the Option Agreement is hereby amended to provide that commencing on June 30, 2010, during the First Option Period, MNR shall be responsible for the payment of any and all Maintenance Costs.

We also confirm that the Option Agreement shall otherwise continue in full force and effect.

If the above accurately reflects our agreement, please evidence that fact by executing two copies of this letter where indicated below and delivering them to us. Upon such execution and delivery, this letter shall constitute a binding agreement between us.

Yours truly,

DESARROLLOS MINEROS SAN LUIS, S.A. DE C.V.

Per:
Name: Salvador Garcia
Title: Vicepresident

Per:
Name:
Title: Corporate Manager

ACCEPTED AND AGREED to as of April 13, 2010

MALA NOCHE RESOURCES CORP.

Per:
Name: DAVID BLAIKLOCK
Title: CFO